中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED

File No.82-34675

Our Ref : BS(2004)270(JY)

04036009

3rd August, 2004

RECEIVED
2004 AUG -5 A 6:55
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

BOC Hong Kong (Holdings) Limited
Rule 12g3-2(b) File No.82-34675

We enclose a copy of our press announcement dated 2nd August, 2004 published in Hong Kong for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
AUG 06 2004
THOMSON FINANCIAL

dlw 8/5

Jason C.W. Yeung
Company Secretary
Encl.

香港花園道一號五十二樓
52/F, 1 Garden Road, Hong Kong.
電話 Tel: (852) 2846 2700
傳真 Fax: (852) 2810 5830

South China Morning Post
Date -3 AUG 2004

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code : 2388)

ANNOUNCEMENT

SUSPENSION FROM DUTY OF MESSRS ZHU CHI AND DING YANSHENG, DEPUTY CHIEF EXECUTIVES OF THE COMPANY

SUMMARY

The directors were informed by Bank of China that judicial authorities of the Mainland of China are investigating Messrs Zhu and Ding in connection with alleged unauthorized distribution for personal purposes of certain funds belonging to the controlling shareholder of former constituent banks and that these funds do not form part of the assets of the Company, its subsidiaries or any of their respective customers and were distributed prior to the date of the IPO of the Company.

Messrs Zhu and Ding have been suspended from duty with immediate effect. Acting appointments are being made to ensure that the operations of the Group will not be disrupted.

THIS ANNOUNCEMENT IS MADE BY THE COMPANY PURSUANT TO RULE 13.09 OF THE LISTING RULES.

The Board of Directors ("the directors") of BOC Hong Kong (Holdings) Limited ("the Company") were informed by Bank of China that judicial authorities of the Mainland of China are investigating Messrs Zhu Chi and Ding Yansheng, deputy chief executives of the Company, in connection with alleged unauthorized distribution for personal purposes of certain funds belonging to the controlling shareholder of former constituent banks. The directors were further informed that these funds do not form part of the assets of the Company, its subsidiaries or any of their respective customers and were distributed prior to the date of the IPO of the Company.

The Audit Committee of the Board and the Independent Non-Executive Directors have resolved that they will immediately investigate these allegations in order to confirm that they are unconnected with and do not affect the assets, liabilities and operating results of the Company and will report the outcome to the Board at the earliest possible date.

Messrs Zhu and Ding have been suspended from duty with immediate effect. Acting appointments are being made to ensure that the operations of the Company and its subsidiaries (the "Group") will not be disrupted. The Company will, in accordance with law, cooperate fully with the relevant authorities in their investigations.

Relevant regulatory authorities have been informed. Further announcements will be made to keep the shareholders and the public informed of developments in this matter. Meanwhile, investors and shareholders are advised to exercise caution when trading in shares of the Company.

By Order of the Board
Jason C. W. Yeung
Company Secretary

Hong Kong, 2nd August, 2004

As at the date hereof, the Board comprises the following Directors:
* Mr. XIAO Gang *(Chairman)*
* Mr. SUN Changji *(Vice-chairman)*
Mr. HE Guangbei *(Vice-chairman and Chief Executive)*
* Mr. HUA Qingshan
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Ms. ZHANG Yanling
** Dr. FUNG Victor Kwok King
** Mr. SHAN Weijian
** Mr. TUNG Chee Chen
** Ambassador YANG Linda Tsao

* *non-executive directors*
** *independent non-executive directors*

Senior Adviser to the Board:
Mr. NEOH Anthony Francis